UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34856

THE HOWARD HUGHES CORPORATION

(Exact name of registrant as specified in its charter)

9950 Woodloch Forest Drive, Suite 1100

The Woodlands, Texas 77380

(281) 719-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:    1*

*	On August 11, 2023, The Howard Hughes Corporation, a Delaware corporation (the “Company”), completed a holding company reorganization pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 11, 2023, among (i) the Company, (ii) Howard Hughes Holdings, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“HHH”), and (iii) HHC Merger Sub Co., a Delaware corporation and direct wholly owned subsidiary of HHH (“Merger Sub”), which resulted in HHH becoming the direct parent company of the Company, owning all of the outstanding common stock of the Company and replacing the Company as the public company trading on the New York Stock Exchange (the “NYSE”) (the “Reorganization”). Pursuant to the Merger Agreement, Merger Sub was merged with the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of HHH, pursuant to Section 251(g) of the General Corporation Law of the State of Delaware. Each share of common stock, par value $0.01 per share, of the Company outstanding immediately prior to the effective time of the Merger was automatically converted into one share of common stock, par value $0.01 per share, of HHH, having the same designations, rights, powers, and preferences and the qualifications, limitations, and restrictions as the corresponding share of the Company common stock being converted. Accordingly, upon consummation of the Reorganization, the Company stockholders automatically became stockholders of HHH, on a one-for-one basis, with the same number and ownership percentage of shares of the same class as they held in the Company immediately prior to the effective time of the Merger.

The Merger constituted a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of the Company, which is now a wholly-owned subsidiary of HHH, under the Exchange Act, and does not affect the reporting obligations of HHH, which is the successor to the Company under the Exchange Act. On August 11, 2023, the Company’s Common Stock was delisted from the NYSE and was subsequently deregistered under Section 12(b) of the Exchange Act. On August 25, 2023, the Company filed a Form 15 to deregister from Section 12(g) of the Exchange Act. This Form 15 relates solely to the suspension of our reporting obligations under Section 15(d) of the Exchange Act.

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 11, 2024

THE HOWARD HUGHES CORPORATION

By:	/s/ Nancy Fairfield
Name:	Nancy Fairfield
Title:	General Counsel